# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Gran Tierra Energy Inc., CIK 0001273441
CUSIP: 38500T200
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 500 Centre Street S.E., Calgary, Alberta Canada (A0), T2G 1A6
Date of event which requires filing of this statement: 11/04/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0000938552
Persons authorized to receive notices and communications: Eric Wagner, Kleinberg, Kaplan, Wolff & Cohen P.C., 500 Fifth Avenue, New York, New York (NY), 10110, (212) 880-9845

## Reporting persons
- Equinox Partners Investment Management LLC (CIK 0000938552): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 5,796,370; sole dispositive power 0; shared dispositive power 5,796,370; aggregate amount beneficially owned 5,796,370 (16.4% of the class)
  Comment: Note to Row 8: Includes 2,284,787 shares of Common Stock, par value $0.001 per share (the "Shares") of Gran Tierra Energy Inc. (the "Issuer") held in one or more client accounts over which Equinox Partners Investment Management LLC, as investment advisor, has shared voting and dispositive power. The filing of this statement should not be deemed as admission that Equinox Partners Investment Management LLC is, for the purposes of Section 13 of the Act, the beneficial owner of the Shares held in such client account(s).
- Equinox Partners, L.P. (CIK 0000933897): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 2,396,343; sole dispositive power 0; shared dispositive power 2,396,343; aggregate amount beneficially owned 2,396,343 (6.8% of the class)
- Kuroto Fund LP (CIK 0001080716): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 616,254; sole dispositive power 0; shared dispositive power 616,254; aggregate amount beneficially owned 616,254 (1.8% of the class)
- Mason Hill Partners, LP (CIK 0001421771): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 498,986; sole dispositive power 0; shared dispositive power 498,986; aggregate amount beneficially owned 498,986 (1.4% of the class)
- Sean M. Fieler: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 5,796,370; sole dispositive power 0; shared dispositive power 5,796,370; aggregate amount beneficially owned 5,796,370 (16.4% of the class)
  Comment: Note to Row 8: See Footnote 1 on page 2. The filing of this statement should not be deemed an admission that Mr. Fieler is, for the purposes of Section 13 of the Act, the beneficial owner of the Shares held in such client account(s).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Gran Tierra Energy Inc.
Address of issuer's principal executive offices: 500 Centre Street S.E., Calgary, Alberta Canada (A0), T2G 1A6
Comment: The following constitutes Amendment No. 1 (this "Amendment No. 1") to the Schedule 13D (the "Schedule 13D") filed by the undersigned with respect to shares of the Common Stock, par value $0.001 per share (the "Shares") of Gran Tierra Energy Inc. (the "Issuer"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

All of the Shares to which this Schedule 13D relates were purchased using the investment capital of the applicable clients of EPIM. The aggregate amount of funds used for the purchase of the Shares held by the Reporting Persons is approximately $37,351,562.10, including commissions. The Reporting Persons may effect purchases of Shares through margin accounts maintained for EPIM's clients with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 35,295,753 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2025.

As of the date hereof, the Reporting Persons beneficially own an aggregate of 5,796,370 Shares, constituting approximately 16.4% of the outstanding Shares. See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentage of the outstanding Shares beneficially owned by each of the Reporting Persons. See rows (7) through (10) of the cover pages to this Schedule 13D, including the notes relating thereto, for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

The Reporting Persons expect that Brad Virbitsky, a portfolio manager and partner at EPIM who was appointed to the Issuer's Board of Directors as an independent director effective September 30, 2025, will be awarded certain securities of the Issuer as compensation for his serving as a member of the Issuer's Board of Directors.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days: During the past sixty (60) days, the Reporting Persons have not entered into any transactions in the Shares except as set forth on Schedule 1 hereto.
Other persons with the right to receive dividends or sale proceeds: No Person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that may be beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99 - Schedule 1

## Signatures
- Equinox Partners Investment Management LLC: /s/ Sean M. Fieler, Manager (11/07/2025)
- Equinox Partners, L.P.: /s/ Sean M. Fieler, Manager of Equinox Partners Investment Management LLC, the Investment Manager of Equinox Partners, L.P. (11/07/2025)
- Kuroto Fund LP: /s/ Sean M. Fieler, Manager of Equinox Partners Investment Management LLC, the Investment Manager of Kuroto Fund LP (11/07/2025)
- Mason Hill Partners, LP: /s/ Sean M. Fieler, Manager of Equinox Partners Investment Management LLC, the Investment Manager of Mason Hill Partners, LP (11/07/2025)
- Sean M. Fieler: /s/ Sean M. Fieler, Sean M. Fieler (11/07/2025)